UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 3, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE SUPERVISORY

COMMITTEE

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of its supervisory committee warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

The fifteenth meeting of the eighth session (the “Meeting”) of the supervisory committee (the “Supervisory Committee”) of China Eastern Airlines Corporation Limited (the “Company”) was convened by Mr. Xi Sheng, the chairman of the Supervisory Committee and was held in Shanghai International Airport Hotel on 29 March 2018.

The supervisors of the Company (the “Supervisor”) present at the Meeting confirmed that they had received the notice in respect of the Meeting before it was held. Mr. Xi Sheng, the chairman of the Supervisory Committee, and Mr. Hu Jidong and Mr. Jia Shaojun, being the Supervisors, attended the Meeting. Mr. Feng Jinxiong, a Supervisor, has authorized Mr. Xi Sheng, the chairman of the Supervisory Committee, to vote on his behalf and Mr. Ba Shengji, a Supervisor, has authorized Mr. Hu Jidong, a Supervisor, to vote on his behalf.

The Meeting was chaired by Mr. Xi Sheng, the chairman of the Supervisory Committee. The number of Supervisors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the articles of association of the Company (the “Articles”). As such, the Meeting was legally and validly convened and held.

The Supervisors present at the Meeting considered and unanimously passed the following resolutions in accordance with the requirements of relevant laws and regulations such as the Articles, the rules of meeting of the Supervisory Committee and the internal management system of the Company:

I.	Considered and approved the 2017 annual work report of the Supervisors and decided to submit such resolution to the 2017 annual general meeting of the Company (the “Annual General Meeting”) for consideration and approval.

II.	Agreed the 2017 financial reports of the Company considered and approved by the board of directors of the Company (the “Board”). The Supervisory Committee considered that the 2017 financial reports of the Company truly reflect the financial position and operating results of the Company for the reporting period and are objective and fair, and agreed to submit such resolution to the Annual General Meeting for consideration and approval.

III.	Agreed the 2017 evaluation report of internal control of the Company considered and approved by the Board. The Supervisory Committee considered that the Company has established a relatively comprehensive internal control system with sound actual implementation, and the 2017 evaluation report of internal control of the Company truly and objectively reflects the establishment and operation of the internal control system of the Company. Meanwhile, the Supervisory Committee wished the Board and the management to place great emphasis on the continuous rectification of the defects of the internal control and further strengthen the establishment of the internal control system.

IV.	Agreed the resolution regarding the appointment of the domestic and international auditors of the Company and the internal control auditors of the Company for the year 2018 considered and approved by the Board. The Supervisory Committee considered that the appointment procedures are in compliance with relevant laws and regulations and relevant requirements of the Articles, and agreed to submit such resolution to the Annual General Meeting for consideration and approval.

V.	Agreed the resolution regarding the general mandate for the issuance of bonds of the Company considered and approved by the Board. The Supervisory Committee considered that the details and procedures of the mandate relating to the issuance are legal and valid, and agreed to submit such resolution to the Annual General Meeting for consideration and approval.

VI.	With reference to the implementation of the 2017 continuing connected transactions of the Company, the Supervisory Committee considered that the 2017 continuing connected transactions of the Company are in compliance with the legal procedures, the transaction amount falls within the annual cap authorized by shareholders of the Company at the general meetings of the Company, the terms of the transactions are fair and reasonable to the Company and all shareholders of the Company, the connected transactions are undertaken in accordance with the principles of “fairness, equality and openness”, no insider dealings were found and the decision-making procedures, signing of agreements and information disclosure of the Board are in compliance with the fiduciary principles.

VII.	Agreed the resolution regarding the transfer of purchase rights of five aircraft and operating lease considered and approved by the Board. The Supervisory Committee considered that the transactions of operating lease with CES International Financial Leasing Corporation Limited of the five A330-300 aircraft as contemplated under such resolution are connected transactions under the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, such connected transactions are carried out under normal commercial terms with fair and reasonable trading price, and are in the interest of the Company and all shareholders of the Company as a whole, it is fair and reasonable to the shareholders of the Company.

VIII.	Agreed the 2017 annual report of the Company considered and approved by the Board. The Supervisory Committee considered that the preparation and review process of the 2017 annual report of the Company are in compliance with laws, regulations and all relevant regulations of the internal management system of the Company; the form and substance of the report are in compliance with all provisions stipulated by the China Securities Regulatory Commission and the Shanghai Stock Exchange, and the information contained thereunder truly reflects the operational management and financial position in all aspects for the reporting period. Before the issue of this opinion by the Supervisory Committee, no breach of confidentiality by any person involved in the preparation and review of the 2017 annual report of the Company was discovered.

IX.	Agreed the 2017 profit distribution proposal of the Company considered and approved by the Board. The Supervisory Committee considered that the review process of the resolution is in compliance with the laws and regulations, the resolution is free from any detriment to the Company and the shareholders of the Company, especially the interests of the medium and small shareholders of the Company, and is favourable to the sustainable development of the Company, and agreed to submit such resolution to the Annual General Meeting for consideration and approval.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 29 March 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

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